UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                          Rescon Technology Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   760844 30 8
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                                 (CUSIP Number)

                                 Paul Ferandell
                     2120 Jimmy Durante Boulevard, Suite 102
                            Del Mar, California 92014
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 3, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760844 30 8
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1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons
        (entities only)
        Paul Ferandell
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2.      Check the Appropriate Box if a Member of a Group
        Not Applicable                                               (a)   |_|
                                                                     (b)   |_|
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3.      SEC Use Only
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4.      Source of Funds PF
-------------------- -------------------------- --------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
        Items 2(d) or 2(e)                                                 |_|
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6.      Citizenship or Place of Organization
        United States
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     Number of
      Shares            7.  Sole Voting Power         4,909,169 (see Item 5)
   Beneficially        ---------------------------------------------------------
     Owned by           8. Shared Voting Power        0
       Each            ---------------------------------------------------------
     Reporting          9. Sole Dispositive Power     4,909,169 (see Item 5)
      Person           ---------------------------------------------------------
       With            10. Shared Dispositive Power   0
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11.     Aggregate Amount Beneficially Owned 4,909,169 by Each
        Reporting Person
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12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          |_|
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13.     Percent of Class Represented by Amount in Row (11)
        54%
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14.     Type of Reporting Person (See Instructions)
        IN
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Item 1.      Security and Issuer

         This Schedule 13D relates to the common stock, par value $.0001 per share, of Rescon Technology Corporation, a Nevada corporation, or Rescon. The principal executive offices of Rescon are located at 1500 Market Street, 12th Floor, East Tower, Philadelphia, PA 19102.

Item 2.      Identity and Background

         (a) This statement is filed by Paul Ferandell.

         (b) Mr. Ferandell's address is 2120 Jimmy Durante Boulevard, Suite 102, Del Mar, California 92014.

         (c) Mr. Ferandell is the owner of Ferandell Tennis Courts, Inc., which has five offices located throughout California that service the building, resurfacing and maintenance of commercial and residential tennis courts throughout the State of California.

         (d) Mr. Ferandell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) Mr. Ferandell has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Mr. Farandell is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration

         On October 22, 2003, in connection with a loan made by Mr. Ferandell to Rescon, Rescon issued to Mr. Ferandell a warrant to purchase 1,400,000 shares of Rescon common stock at an exercise price of $0.05 per share. The warrant expires on September 30, 2005. On August 3, 2004, in connection with negotiations regarding repayment of various loans made by Mr. Ferandell to Rescon, Rescon issued to Mr. Ferandell a warrant to purchase 3,500,000 shares of Rescon common stock at an exercise price of $0.02 per share. The warrant expires on December 30, 2005. The source of the various loans made to Rescon were personal funds.

Item 4.      Purpose of Transaction

         Mr. Ferandell acquired the warrants for investment purposes. Mr. Ferandell may exercise all or a portion of the warrants at any time. In the event that Mr. Ferandell elects to exercise the warrants, he may consider pursuing any of the following possible transactions: (i) the acquisition of additional securities of Rescon or the disposition of securities of Rescon; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation of Rescon or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Rescon or any of its subsidiaries; (iv) a change in the present board of directors or management of Rescon, a change in the number or term of directors, or the filling of any existing vacancies on the board; (v) a material change in the present capitalization or dividend policy of Rescon;
(vi) any other material change in Rescon's business or corporate structure;
(vii) changes in Rescon's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of Rescon by any person; (viii) causing a class of securities of Rescon to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of Rescon becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer

         (a) The aggregate number of shares of common stock to which this
Schedule 13D relates is 4,909,169 shares, including 4,900,000 shares that are issuable upon exercise of two warrants held by Mr. Ferandell. Upon issuance, the shares would represent approximately 54% of the common stock outstanding as of January 3, 2005, as determined in accordance with the rules and regulations of the Securities and Exchange Commission.

         (b) Mr. Ferandell will have sole voting and dispositive power over the shares of common stock issuable upon exercise of the warrants.

         (c) See Item 3, above. In addition, Mr. Ferandell has sold approximately 41,678 shares within the past 60 days pursuant to Rule 144.

         (d) Not Applicable.

         (e) Not Applicable.


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

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Ferandell and Rescon are parties to a warrant agreement dated October 22, 2003 and a warrant agreement dated August 3, 2004. In addition, Mr. Ferandell and Rescon are parties to a promissory note in the principal amount of $15,000. Further, Mr. Ferandell loaned approximately $30,000 to Speed of Thought, an affiliate, related party and partially-owned subsidiary of Rescon.

Item 7.      Material to Be Filed as Exhibits

         10.1     Warrant Agreement dated October 22, 2003.

         10.2     Warrant Agreement dated August 3, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 20, 2005

/s/ PAUL FERANDELL
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PAUL FERANDELL

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